UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CONSUMER PORTFOLIO SERVICES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

210502 100

(CUSIP Number)

Arthur E. Levine Levine Leichtman Capital Partners IV, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

June 30, 2008

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210502 100

1.	Names of Reporting Persons.

Levine Leichtman Capital Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]

6.	Citizenship or Place of Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: – 0 – Shares
8. Shared Voting Power: 1,225,000 Shares (See Item 5)
9. Sole Dispositive Power: – 0 – Shares
10. Shared Dispositive Power: 1,225,000 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,225,000 Shares (See Item 5)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]

12.	Percent of Class Represented by Amount in Row (11)

6.2% (See Item 5)

13.	Type of Reporting Person

PN

CUSIP No. 210502 100

1.	Names of Reporting Persons.

LLCP Partners IV GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]

6.	Citizenship or Place of Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: – 0 – Shares
8. Shared Voting Power: 1,225,000 Shares (See Item 5)
9. Sole Dispositive Power: – 0 – Shares
10. Shared Dispositive Power: 1,225,000 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,225,000 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]

13.	Percent of Class Represented by Amount in Row (11)

6.2% (See Item 5)

14.	Type of Reporting Person

OO

CUSIP No. 210502 100

1.	Names of Reporting Persons.

Levine Leichtman Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(c) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]

6.	Citizenship or Place of Organization

State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: – 0 – Shares
8. Shared Voting Power: 1,225,000 Shares (See Item 5)
9. Sole Dispositive Power: – 0 – Shares
10. Shared Dispositive Power: 1,225,000 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,225,000 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]

13.	Percent of Class Represented by Amount in Row (11)

6.2% (See Item 5)

14.	Type of Reporting Person

CO

CUSIP No. 210502 100

1.	Names of Reporting Persons.

Arthur E. Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(d) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: – 0 – Shares
8. Shared Voting Power: 1,225,000 Shares (See Item 5)
9. Sole Dispositive Power: – 0 – Shares
10. Shared Dispositive Power: 1,225,000 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,225,000 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]

13.	Percent of Class Represented by Amount in Row (11)

6.2% (See Item 5)

14.	Type of Reporting Person

IN

CUSIP No. 210502 100

1.	Names of Reporting Persons.

Lauren B. Leichtman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(e) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: – 0 – Shares
8. Shared Voting Power: 1,225,000 Shares (See Item 5)
9. Sole Dispositive Power: – 0 – Shares
10. Shared Dispositive Power: 1,225,000 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,225,000 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]

13.	Percent of Class Represented by Amount in Row (11)

6.2% (See Item 5)

14.	Type of Reporting Person

IN

Item 1. Security and Issuer.

(a)	Name of Issuer:

Consumer Portfolio Services, Inc., a California corporation (the “Issuer”).

(b)	Address of Principal Executive Offices of the Issuer:

16355 Laguna Canyon Road, Irvine, California 92618.

(c)	Title of class of Equity Securities:

Common stock, no par value, of the Issuer (“Common Stock”).

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by Levine Leichtman Capital Partners IV L.P., a Delaware limited partnership (the “Partnership”), LLCP Partners IV GP, LLC, a Delaware limited liability company (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), pursuant to a Joint Reporting Agreement, a copy of which is attached as Exhibit 99.1 hereto. The principal place of business of each Reporting Person is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210.

(a)	PARTNERSHIP:

The Partnership is a limited partnership formed under the laws of the state of Delaware. The principal business of the Partnership is to seek long-term capital appreciation, as well as current income, by identifying, acquiring, holding, financing, refinancing and disposing of public and private securities, independently or with others, and engage in related activities.

(b)	GENERAL PARTNER:

The General Partner is the sole general partner of the Partnership. The principal business of the General Partner is to act as the general partner of the Partnership and to manage, control and operate the Partnership.

(c)	CAPITAL CORP.:

Capital Corp. is the sole manager of the General Partner. The principal business of Capital Corp. is to manage the General Partner and to serve as general partner or manager of entities that serve as the general partners of certain other investment funds.

(d)	MR. LEVINE:

Mr. Levine is a director, the President and a shareholder of Capital Corp. The present principal occupation or employment of Mr. Levine is to serve as a director and the President of Capital Corp. Mr. Levine is a citizen of the United States of America. Mr. Levine, together with Ms. Leichtman, are the sole directors and shareholders of Capital Corp.

(e)	MS. LEICHTMAN:

Ms. Leichtman is a director, the Chief Executive Officer and a shareholder of Capital Corp. The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer of Capital Corp. Ms. Leichtman is a citizen of the United States of America. Ms. Leichtman, together with Mr. Levine, are the sole directors and shareholders of Capital Corp.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may also be members of a “group” within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). To the extent that such a group exists, this Schedule 13D shall constitute a single joint filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

On June 30, 2008, the Partnership and the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which the Partnership purchased from the Issuer (i) 1,225,000 shares of Common Stock (the “Purchaser Shares”), (ii) the Warrants (as defined below), and (iii) a Secured Senior Note Due 2013 in the principal face amount of $10,000,000 (the “Term A Note”), all in exchange for an aggregate amount of $10,000,000 in cash. In addition, pursuant to and subject to the terms and conditions in the Securities Purchase Agreement, the Partnership may purchase from the Issuer an additional Secured Senior Note Due 2013 in the principal face amount of $15,000,000 (the “Term B Note”) by July 31, 2008 for an additional $15,000,000. The purchase and sale of the Purchaser Shares, the Warrants, and the Term A Note pursuant to the Securities Purchase Agreement closed on June 30, 2008.

The term “Warrants” refers to: (i) the warrant issued by the Issuer to the Partnership to purchase 1,500,000 shares of Common Stock for an exercise price of $2.573 per share (the “FMV Warrant”), and (ii) the warrant issued by the Issuer to the Partnership to purchase 275,000 shares of Common Stock for an exercise price of $0.0001 per share (the “Penny Warrant”). The Company’s obligation to issue shares of Common Stock upon exercise of the Warrants is subject to the Issuer obtaining shareholder approval of the issuance of such shares, which the Issuer is obligated to obtain by July 31, 2009. (See Item 4 below.) The Purchaser Shares and the Common Stock issuable upon exercise of the Warrants are covered by a Registration Rights Agreement, dated as of June 30, 2008, between the Issuer and the Partnership (the “Registration Rights Agreement”) pursuant to which the Partnership has been granted certain demand, “piggyback” and other registration rights with respect to the shares of Common Stock beneficially owned by the Partnership.

The source of the funds used to purchase the Term A Note, the Purchaser Shares and the Warrants was from capital contributions made by the partners of the Partnership.

The Securities Purchase Agreement is attached as Exhibit 99.2 hereto, the Warrants as Exhibits 99.3 and 99.4 hereto, respectively, the Term A Note as Exhibit 99.5 hereto and the Registration Rights Agreement as Exhibit 99.6 hereto. The description contained in this Item 3 of the transactions contemplated by the Securities Purchase Agreement and the rights of the Partnership under the Term A Note, the Warrants and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, the terms of each of which are contained in the exhibits attached hereto and incorporated herein by this reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the equity (and other) securities issued by the Issuer described herein in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the Issuer. As with other investments held by the Reporting Persons, the Reporting Persons may consider various alternatives to increase the value of their equity securities in the Issuer and may from time to time consider implementing such alternatives. The Reporting Persons retain the right, depending on market conditions and other factors, to change their investment intent, to acquire from time to time additional shares of Common Stock (or debt or other equity securities of the Issuer), to exercise all or a portion of the Warrants, and to sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or part of the Warrants or the Common Stock issuable upon exercise thereof, the Purchaser Shares or any other securities in the Issuer beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Pursuant to an Investor Rights Agreement dated as of June 30, 2008 (the “Investor Rights Agreement”) among the Issuer, the Partnership, and Charles E. Bradley, Jr., the President and Chief Executive Officer of the Issuer (“Mr. Bradley”), the Issuer granted to the Partnership certain investment monitoring and other rights. A copy of the Investor Rights Agreement is attached as Exhibit 99.7 hereto. Among other rights, the Partnership may require the Issuer, upon the request of the Partnership, to cause an individual designated by the Partnership (an “LLCP Representative”) to be nominated and elected or appointed as a member of the Board of Directors of the Issuer (the “Board”). In addition, Mr. Bradley has agreed to vote (or cause to be voted) the shares of Common Stock owned by him in favor of electing or appointing the LLCP Representative to the Board. The Purchaser has not yet

designated any individual to serve as the LLCP Representative. In addition, the Issuer has also granted to the Partnership observer rights to attend all meetings of the Board at any time no LLCP Representative is serving as a member of the Board, as well as the right to periodically meet with members of the Issuer’s senior management.

The Issuer is not obligated to issue shares of Common Stock upon exercise of the Warrants until shareholder approval of the Warrants is obtained. Pursuant to the Securities Purchase Agreement, the Issuer has agreed to solicit the approval of the shareholders of the Issuer with respect to the issuance of shares of Common Stock pursuant to the Warrants, including the approval by the Issuer’s shareholders to increase the number of authorized shares of Common Stock. Under the Securities Purchase Agreement, the Company is required to obtain any necessary shareholder approval with respect to the Warrants not later than July 31, 2009. In addition, whether or not shareholder approval is obtained, the Partnership may require the Issuer to repurchase the Warrants for an aggregate repurchase price based on the excess of the fair market value of the shares of Common Stock issuable upon exercise of the Warrants over the exercise price of the Warrants.

The descriptions contained in this Item 4 of the transactions contemplated by the Securities Purchase Agreement, the Investor Rights Agreement and the Warrants are qualified in their entirety by reference to the full text of such agreements, the terms of each of which are contained in the exhibits attached hereto and are incorporated herein by this reference to the exhibits hereto.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 1,225,000 shares of Common Stock. Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of June 30, 2008, approximately 6.2% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act), assuming that 19,880,253 shares of Common Stock were issued and outstanding as of such date. The 19,880,253 share figure is equal to the sum of 18,655,253 (the number of shares of Common Stock issued and outstanding as of June 20, 2008, as disclosed by the Issuer in the Securities Purchase Agreement) plus the Purchaser Shares (i.e., 1,225,000 shares of Common Stock) issued to the Partnership as of such date.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,225,000 shares of Common Stock.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,225,000 shares of Common Stock.

By virtue of being the manager of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,225,000 shares of Common Stock.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,225,000 shares of Common Stock.

(c)	Other than the transactions described above, none of the Reporting Persons has effectuated any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer and the Partnership entered into the Securities Purchase Agreement in connection with the issuance by the Issuer to the Partnership of the Term A Note, the Purchaser Shares and the Warrants. Under the Securities Purchase Agreement, among other things, the Partnership may purchase from the Issuer on or before July 31, 2008, subject to the terms and conditions contained therein, the Term B Note for $15,000,000. In addition, the Issuer and certain of its subsidiaries have agreed to perform and observe certain covenants (including financial covenants) and other agreements set forth in the Securities Purchase Agreement and the investment documents relating thereto, all as more fully described in the Securities Purchase Agreement. Such covenants include, among others, certain restrictions on fundamental changes, repurchases by the Issuer of its Common Stock and repayments and certain other payments made by the Issuer on account of its Renewable Unsecured Subordinated Notes.

The Company’s obligation to issue shares of Common Stock upon exercise of the Warrants is subject to the Issuer obtaining shareholder approval of the Warrants. Subject to certain exceptions, the Company is prohibited from issuing any Common Stock, options, warrants and other equity rights until that shareholder approval is obtained. The Warrants contain anti-dilution and other adjustments and provide the Partnership with the right to require the Issuer to repurchase each Warrant for a price based on the excess of the fair market value of the Common Stock over the exercise price of each Warrant, whether or not shareholder approval is obtained. The Warrants expire on June 30, 2018.

Pursuant to the Investor Rights Agreement, the Issuer and Mr. Bradley granted certain investment monitoring and other rights. Among other rights, the Partnership may require the Issuer, upon the request of the Partnership, to cause the LLCP Representative to be nominated and elected or appointed as a member of the Board. In addition, Mr. Bradley has agreed to vote (or cause to be voted) the shares of Common Stock owned by him in favor of electing or appointing the LLCP Representative to the Board. In addition, the Issuer has also granted to the Partnership observer rights to attend all meetings of the Board at any time no LLCP Representative is serving as a member of the Board, as well as the right to periodically meet with members of the Issuer’s senior management. Under the Investor Rights Agreement, Mr. Bradley and the Issuer granted to the Partnership certain other rights and protections with respect to the Common Stock owned by the Partnership, as more fully described in the Investor Rights Agreement.

Under the Investor Rights Agreement, Mr. Bradley has agreed to certain transfer restrictions on shares of Common Stock he owns and has granted to the Partnership certain co-sale rights with respect to the shares of Common Stock owned by him, and the Issuer has granted to the Partnership rights of first refusal with respect to future issuances of equity securities of the Issuer, all as more fully described in the Investor Rights Agreement. In addition, the Investor Rights Agreement contains restrictions on the ability of the Company and its subsidiaries to issue options, warrants, Common Stock and other equity securities.

Other than the agreements described above and the agreements described in Item 3 and Item 4 above, which are hereby incorporated herein by reference, none of the Reporting Parties is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies

The foregoing descriptions of the Securities Purchase Agreement, the Term A Note, the Term B Note, the Warrants, the Investor Rights Agreement and the Registration Rights Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to copies of the same filed as Exhibits 99.2 through 99.7 hereto, respectively, and incorporated herein in their entirety by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Reporting Agreement dated July 9, 2008, among Levine Leichtman Capital Partners IV, L.P., LLCP Partners IV GP, LLC, Levine Leichtman Capital Partners, Inc., Arthur Levine and Lauren Leichtman.

99.2	Securities Purchase Agreement dated June 30, 2008, between Levine Leichtman Capital Partners IV, L.P. and Consumer Portfolio Services, Inc.

99.3	Warrant (No. LLCP-FMV 1) to Purchase 1,500,000 shares of Common Stock dated June 30, 2008, issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners IV, L.P.

99.4	Warrant (No. LLCP-P 1) to Purchase 275,000 shares of Common Stock dated June 30, 2008, issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners IV, L.P.

99.5	Secured Senior Note Due 2013 dated June 30, 2008, in the principal face amount of $10,000,000, issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners IV, L.P.

99.6	Registration Rights Agreement dated June 30, 2008, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners IV, L.P.

99.7	Investor Rights Agreement dated June 30, 2008, between Consumer Portfolio Services, Inc., Charles E. Bradley, Jr. and Levine Leichtman Capital Partners IV, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2008	LEVINE LEICHTMAN CAPITAL PARTNERS IV, L.P., a Delaware limited partnership

By:	LLCP Partners IV GP, LLC, a Delaware limited partnership, its General Partner

By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

By:	/s/ Steven E. Hartman
Steven E. Hartman Vice President

LLCP PARTNERS IV GP, LLC, a Delaware limited liability company

By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

By:	/s/ Steven E. Hartman
Steven E. Hartman Vice President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

By:	/s/ Steven E. Hartman
Steven E. Hartman Vice President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Reporting Agreement dated July 9, 2008, among Levine Leichtman Capital Partners IV, L.P., LLCP Partners IV GP, LLC, Levine Leichtman Capital Partners, Inc., Arthur Levine, and Lauren Leichtman.

99.2	Securities Purchase Agreement dated June 30, 2008, between Levine Leichtman Capital Partners IV, L.P. and Consumer Portfolio Services, Inc.

99.3	Warrant (No. LLCP-FMV 1) to Purchase 1,500,000 shares of Common Stock dated June 30, 2008, issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners IV, L.P.

99.4	Warrant (No. LLCP-P 1) to Purchase 275,000 shares of Common Stock dated June 30, 2008, issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners IV, L.P.

99.5	Secured Senior Note Due 2013 dated June 30, 2008, in the principal face amount of $10,000,000, issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners IV, L.P.

99.6	Registration Rights Agreement dated June 30, 2008, between the Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners IV, L.P.

99.7	Investor Rights Agreement dated June 30, 2008, between Consumer Portfolio Services, Inc., Charles E. Bradley, Jr. and Levine Leichtman Capital Partners IV, L.P.